Exhibit 99.1

RADA ELECTRONIC INDUSTRIES LTD.

7 Giborei Israel Street

Netanya 4250407, Israel

NOTICE OF EXTRAORDINARY
GENERAL MEETING OF SHAREHOLDERS

RADA Electronic Industries Ltd. Shareholders:

We cordially invite you to an Extraordinary General Meeting of Shareholders, or the Meeting, of the shareholders of RADA Electronic Industries Ltd. (“RADA,” “we”, “our” or “us”) to be held at 10:00 a.m. (Israel time) on Monday, November 28, 2022 at our offices at 7 Giborei Israel Street, Netanya, Israel, for the following purpose:

The approval of payment of a transaction bonus to the Executive Chairman of our Board of Directors in connection with the expected merger between RADA and a subsidiary of Leonardo DRS, Inc.

Shareholders of record at the close of business on October 26, 2022 are entitled to notice of, and to vote at, the Meeting.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States.

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, or AST, you are considered to be, with respect to those shares, a shareholder of record, and these proxy materials are being sent directly to you by us.

If your shares are held in a brokerage account or by a trustee or nominee, or through a member of the Tel Aviv Stock Exchange, or the TASE, you are considered to be the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee nominee, or TASE member that holds your shares, or by an agent hired by them, explaining how to direct the broker, trustee or nominee to vote your shares. You are also invited to attend the Meeting, but since a beneficial owner is not the shareholder of record, you may not vote these shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting or, if your shares are held by a TASE member, provide a certificate from your bank or your broker as to the number of shares owned by you at the record date. If your shares are held via the Israeli registrar for trading on the TASE, you should deliver or mail (via registered mail) your completed proxy to the offices of our company together with a proof of ownership issued by your broker (ishur baalut), as of the record date.

Each ordinary share of RADA, NIS 0.03 par value per share, or the Ordinary Share, is entitled to one vote upon the matter to be presented at the Meeting.  The affirmative vote of the holders of a majority of the voting power represented and voting on the proposal in person or by proxy is required to approve the proposal and such vote of the Ordinary Shares must also either include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal, or the total shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than two percent of the outstanding Ordinary Shares.

This notice is being sent to shareholders in accordance with the requirements of the Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company), 5760-2000. The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israel Companies Law, 5759-1999, is October 31, 2022.

Joint holders of RADA shares should take note that, pursuant to Article 32(d) of the Amended and Restated Articles of Association of RADA, the vote of the senior holder of joint holders of any RADA share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of such RADA share, and for this purpose seniority will be determined by the order in which the names stand in RADA’s share register.

We will distribute a proxy statement (which will include the full version of the proposed resolution) and a proxy card to all shareholders after the record date for the Meeting. Shareholders may also review the proxy statement on our website at www.rada.com, at the Israeli Securities Authority’s distribution site at www.magana.isa.co.il, the filing site of the Tel Aviv Stock Exchange Ltd. at www.maya.tase.co.il , the filing site of the Securities and Exchange Commission, or SEC, at www.edgar.gov, or at our principal executive offices at 7 Giborei Israel Street, Netanya, Israel, upon prior notice and during regular working hours (telephone number: +972-76-538-6200) until the date of the Meeting.

By Order of the Board of Directors,

/s/ Avi Israel
Avi Israel
Corporate Secretary

October 24, 2022

- ii -

RADA ELECTRONIC INDUSTRIES LTD.

7 Giborei Israel Street

Netanya 4250407, Israel
__________________________

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of RADA Electronic Industries Ltd. (“RADA,” “we”, “our” or “us”) to be voted at the Extraordinary General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time) on November 28, 2022 at our offices at 7 Giborei Israel Street, Netanya, Israel.

This Proxy Statement, the attached Notice of Extraordinary General Meeting and the enclosed proxy card are being mailed to shareholders on or about October 28, 2022.

Purpose of the Meeting

At the Meeting, shareholders will be asked to consider and vote upon the approval of payment of a bonus to the Executive Chairman of our Board of Directors in connection with the expected merger between us and a subsidiary of Leonardo DRS, Inc.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR the proposal set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our Ordinary Shares, as of the close of business on October 26, 2022, are entitled to notice of, and to vote in person or by proxy, at the Meeting. As of October 24, 2022, there were 49,738,360 outstanding Ordinary Shares.

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Voting in Person. If your shares are registered directly in your name with our transfer agent (i.e., you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

If you are a beneficial owner and your shares are held through the Tel Aviv Stock Exchange (the “TASE”) and you wish to participate in the Meeting, you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must present an ownership certificate that you may obtain from the TASE Clearing House Ltd (the “TASE Clearing House”) member through which your shares are registered indicating that you were the beneficial owner of such shares on October 26, 2022, the record date for the voting. If the TASE member holding your shares is not a TASE Clearing House member, please make sure to present an ownership certificate from the TASE Clearing House member in which name your shares are registered.

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Voting by Mail. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.  The proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of Ordinary Shares voted at the Meeting.

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If you are a beneficial owner and your shares are held through the TASE, in order to vote you must complete, sign and date the proxy card (in the form filed on MAGNA, the distribution site of the Israel Securities Authority, at www.magna.isa.gov.il and MAYA, the reporting site of the TASE at www.maya.tase.co.il ) and attach to it an ownership certificate from the TASE Clearing House member through which your shares are registered indicating that you were the beneficial owner of the shares on October 26, 2022, the record date for voting. The proxy card, together with the ownership certificate must be received at our registered office in Israel (in person, by mail or via  fax to: +972-9885-5885 Attention: Dafna Sror, corporate controller), at least forty-eight (48) hours prior to the appointed time of the Meeting, to be validly included in the tally of Ordinary Shares voted at the Meeting. If the TASE member holding your shares is not a TASE Clearing House member, please make sure to include an ownership certificate from the TASE Clearing House member in which name your shares are registered.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by filing with us a written notice of revocation, or duly executed proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

If you are a beneficial owner and your shares are held through the TASE, you may revoke or change your vote at any time before the meeting by communicating such change in writing or by executing and delivering a later-dated proxy provided such later dated proxy is received at our registered office in Israel (in person, by mail or via  fax to: +972-9885-5885 Attention: Dafna Sror, corporate controller) or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

Quorum

No less than two RADA shareholders present in person or by proxy, and holding or representing between them at least 25% of the voting power of RADA, shall constitute a quorum at the extraordinary general meeting. If within one-half hour from the time appointed for the holding of the extraordinary general meeting a quorum is not present, the extraordinary general meeting shall be adjourned to December 5, 2022, at the same time and place. At such adjourned meeting, any two shareholders present in person or by proxy, shall constitute a quorum.  This notice will serve as notice of such reconvened meeting, if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  This would occur when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are not permitted to vote on “non-routine matters”.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposal; Explanation of Personal Interest

Each Ordinary Share entitles the holder to one vote upon the matter to be presented at the Meeting. The approval of the proposal presented at the Meeting, requires an affirmative vote of the holders of a majority of the voting power represented and voting on the proposal in person or by proxy and such vote of the Ordinary Shares must also either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal, or the total shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than two percent of the outstanding Ordinary Shares.

Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (x) any relative of the shareholder; (y) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (z) a person acting as a proxy for the shareholder (even if the shareholder himself does not have a personal interest), and (ii) excludes an interest arising solely from the ownership of shares. The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing. Under the Israeli Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors or officers. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Voting Results of the Meeting

We will publish the final results of the matters voted on at the Meeting in a Form 6-K filed with the SEC, the ISA and the TASE as soon as practicable following the Meeting. You may obtain a copy of the Form 6-K through any of the following means:

•	reviewing our corporate news and SEC filings at: https://www.rada.com/investors;

•	reviewing our SEC filings through the SEC’s EDGAR filing system at www.sec.gov;

•	reviewing our ISA filings through the ISA’s MAGNA distribution system at www.magna.isa.gov.il; or

•	reviewing our TASE filings through the TASE’s MAYA filing system at www.maya.tase.co.il

Securities Ownership by Certain Beneficial Owners and Management

The following table sets forth certain information as of October 24, 2022 regarding the beneficial ownership by (i) all shareholders known to us, to own beneficially more than 5% of our outstanding Ordinary Shares, (ii) each director and executive officer and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership
The Phoenix Holding Ltd. (2)	4,242,814	8.53%
Wellington Group Holdings LLP (3)	3,319,054	6.67%
Franklin Resources Inc. (4)	2,961,648	5.95%
Directors and Executive Officers
Yossi Ben Shalom(5)	2,028,253	3.96%
Alon Dumanis	9,374	*	%
Yossi Weiss	9,374	*	%
Ofra Brown	—	*	%
Chaim Gofen	—	*	%
Guy Zur	9,374	*	%
Dubi Sella	553,125	1.08%
Avi Israel	193,125	*	%
Oleg Kiperman	90,061	*	%
Yaniv Dorani	159,375	*	%
Max Cohen	111,250	*	%
William (Bill) Watson	293,750	*	%
Scott Wood	29,686	*	%
Alon Amitay	—	*	%
All directors and executive officers as a group (13 persons)	3,486,747	6.80%
* Less than 5%

__________________________

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options and notes currently exercisable or convertible or exercisable or convertible within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	Based on a Schedule 13G/A filed with the SEC on February 7, 2022 by The Phoenix Holdings Ltd. The address of its principal office is Derech Hashalom 53, Givataim, 53454, Israel.
(2)	Based on an initial Schedule 13G filed with the SEC on February 4, 2022 by Wellington Group Holdings LLP. The address of its principal office is 280 Congress Street, Boston MA 02210.
(3)
Based on an initial Schedule 13G filed with the SEC on February 7, 2022 by Franklin Resources Inc. (together with Templeton Investment Counsel, LLC). The address of the principal office of Franklin Resources is One Franklin Parkway, San Mateo CA 94403.

(4)
Mr. Yossi Ben Shalom and Mr. Barak Dotan, by virtue of their relationship with and indirect interests in DBSI Investments Ltd. (“DBSI”), may be deemed to control DBSI and consequently share the beneficial ownership of the 1,981,379 RADA shares beneficially owned by DBSI (based on a Schedule 13D/A filed on May 26, 2021 with the SEC by DBSI), including the right to jointly direct the voting of, and disposition of, such shares. Mr. Barak Dotan holds his shares of DBSI through his ownership of B.R.Y.N. Investments Ltd. Mr. Yossi Ben Shalom holds his shares of DBSI through his control of White Condor Holdings Ltd. and Pulpit Rock Investments Ltd. The address of DBSI is 85 Medinat Hayehudim Street, Herzliya 4676670, Israel.

THE PROPOSAL

APPROVAL OF PAYMENT OF A TRANSACTION BONUS TO OUR EXECUTIVE CHAIRMAN OF THE BOARD

As previously announced, on June 21, 2022, we entered into the Agreement and Plan of Merger by and among Leonardo DRS, Inc., a Delaware corporation, or DRS, us and Blackstart Ltd, a company organized under the laws of the State of Israel and a wholly owned subsidiary of DRS, or Merger Sub, which contemplates the merger of Merger Sub with and into us, with us as the surviving company of the merger and thereby becoming a wholly owned subsidiary of DRS, or the Merger. For additional details see the proxy statement furnished to the SEC, ISA and TASE on Form 6-K dated September 14, 2022, or the Previous Proxy Statement.

At the extraordinary meeting of our shareholders, held on October 19, 2022, or the October EGM, our shareholders approved the Merger and several other proposals included on the Previous Proxy Statement.

One of the proposals submitted to the October EGM was the proposal to approve payment of a transaction bonus to Mr. Yossi Ben Shalom, our Executive Chairman of the Board of Directors, in the amount of $1,200,000, contingent upon closing of the Merger. This proposal was not approved by the requisite majority of our shareholders at the October EGM.

Pursuant to the Israeli Companies Law, the payment of a transaction bonus to an office holder who is a member of the board of directors requires the approval of our Audit and Compensation Committee, our Board of Directors and our shareholders. Because our compensation policy for office holders is currently not in effect and in any event does not provide for payment of bonuses to members of the board of directors, the shareholders’ approval is required to also comply with the special majority described below.

In their initial deliberations, our Audit and Compensation Committee and Board of Directors discussed the contribution of Mr. Yossi Ben Shalom to the proposed merger and noted that our compensation policy for office holders that was in effect at the time did not provide sufficient tools to compensate a director for substantial contribution to a significant transaction that required significant resources, contribution, support and ongoing involvement.

Following their review, our Audit and Compensation Committee and Board of Directors approved, and recommended that our shareholders approve, the payment of a transaction bonus of $1,200,000 to Mr. Yossi Ben Shalom, payable within 30 days of the closing of the Merger and determined that this resolution is for the benefit of our company.

Following the October EGM, where our shareholders did not approve the payment of the transaction bonus to Mr. Yossi Ben Shalom, our Audit and Compensation Committee and Board of Directors met again to discuss the payment of the transaction bonus to Mr. Yossi Ben Shalom. In their deliberations, our Audit Committee and Board of Directors considered the vote of our shareholders at the October EGM and resolved to ratify and approve their previous decision and recommendation to our shareholders and to convene an additional extraordinary general meeting in order to enable our shareholders to reconsider their previous vote and to enable additional shareholders to vote.

In their deliberations, our Audit and Compensation Committee and Board of Directors noted the following:

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Mr. Yossi Ben Shalom has been instrumental in and to RADA’s turnaround since his appointment as Executive Chairman of our Board in May 2016 following DBSI Investments Ltd.’s acquisition of a controlling interest in RADA. Such turnaround process resulted, among other things, in the following achievements:

o	Fund raising of over $100M;

o	Change of management, investment in growth that took RADA from just over 80 employees to the current over-340 employees, of which over 90 are employed by our subsidiaries in the USA;

o	Adopting a unique business model in the defense market known as “RADA-Inside”, that increased annual revenues from less-than $13M in 2016 to over-$117M in 2021;

o	RADA became a global leader in the market niche of “Tactical Radars for the Maneuver Force”, and our presence in the US market increased significantly, comprising over 72% of revenues in 2021; and

o	Generating extraordinary shareholders’ value of well over 1,000%, since becoming the Executive Chairman in May 2016.

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In the recent two years, Mr. Yossi Ben Shalom led the process of the proposed integration of RADA with a stronger defense corporation, which process has successfully resulted in the execution of the merger agreement with DRS, a merger agreement that was approved by over 99% of our shareholders who voted at the October EGM.

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Mr. Yossi Ben Shalom had a unique contribution in negotiating and facilitating the entry into the merger agreement. In addition, Mr. Yossi Ben Shalom was instrumental in and had a material contribution in having the merger agreement and the transactions contemplated thereunder approved by our shareholders and receiving the numerous regulatory approvals that are required for the consummation of the merger, and the transactions contemplated thereunder.

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The result of the vote in connection with the payment of the proposed bonus to Mr. Yossi Ben Shalom in the October EGM was very close, with 47.9% of the shares voted voting for and 52.1% voted against, establishing that there is a substantial portion of our shareholders that agrees with the position of our Audit and Compensation Committee and Board of Directors on this matter.

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The compensation that was paid to Mr. Yossi Ben Shalom during his tenure as our Executive Chairman of our Board of Directors, has not changed since 2018, despite of the exponential improvements in RADA’s results and his substantial contribution to our growth and success.

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While RADA is an Israeli company, its shares are traded on the NASDAQ since 1985, and in the TASE only since early 2021. Over 72% of its revenues are generated from the US market and its business is focused on the US market. Therefore, the proposed bonus should be evaluated in relation to compensation terms for companies in the US market.

Based on these reasons, our Audit and Compensation Committee and Board of Directors strongly believe that the bonus they had previously proposed to grant to our Executive Chairman is reasonable, just, and reflects Mr. Yossi Ben Shalom’s contribution to our turnaround, growth, and anticipated merger.

Therefore, it is proposed that the following resolution be adopted at the meeting:

“RESOLVED, to approve the payment of a transaction bonus to the Executive Chairman of RADA’s Board of Directors, as described in the proxy statement dated October 24, 2022.”

The RADA Board of Directors recommends a vote “FOR” the above resolution by the RADA shareholders.

The completion of the Merger is not contingent on the approval of this proposal but the payment of the transaction bonus is contingent upon the completion of the Merger.

The affirmative vote of a majority of the shares present, in person or by proxy, and voting on the proposal (not taking into consideration abstentions or broker non-votes), is necessary to approve the proposal. In addition, the shareholders’ approval must either include at least a majority of our shares voted by shareholders who are not controlling shareholders (within the meaning of the Israeli Companies Law) and are not shareholders who have a personal interest (within the meaning of the Israeli Companies Law) in the approval of such proposal, not taking into consideration abstentions or broker non-votes, or the total shares of non-controlling shareholders and non-interested shareholders voted against such proposal must not represent more than two percent of the outstanding shares.

Under the Israeli Companies Law, in general, a person will be deemed to be a “controlling shareholder” if the person has the power to direct our activities, other than solely as a result of serving as our director or officer. A person is presumed to be a controlling shareholder if it holds (i) 50% or more of any type of our means of control (as defined under the Israeli Companies Law), or (ii) 25% or more of our voting rights, if no other person holds more than 50% of the voting rights in us. As of the date hereof, we are not aware of a shareholder that meets the definition of a controlling shareholder.

By Order of the Board of Directors,

/s/ Avi Israel
Avi Israel
Corporate Secretary

Dated: October 24, 2022